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                                                           August 4, 2000



Mr. Robert T. Hall
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

                  RE:      ACCOUNT4.COM, INC.

Dear Mr. Hall:

         On behalf of Account4.com, Inc. (the "Company"), this letter is to request the withdrawal of the registration statement filed by the Company on Form S-1 (File No. 333-36122) under the Securities Act of 1933 on May 2, 2000, as subsequently amended, which was declared effective by the Securities and Exchange Commission on July 19, 2000 (the "Registration Statement"). The Company seeks an order permitting withdrawal of the Registration Statement in connection with the termination of the Company's public offering of Common Stock.

         If you have any questions or comments, please telephone me at (617) 248-5214. Thank you for your attention to this matter.


                                                 Sincerely,


                                                 /s/ Jeffrey C. Doherty
                                                 ----------------------
                                                 Jeffrey C. Doherty


cc:      John J. Lucas
         Willam C. Rogers, Esq.